Organigram Reports Record Fourth Quarter and Full Year Fiscal 2022 Results

Continues trend of record quarterly net revenue and positive Adjusted EBITDA while growing share of adult recreational market

Q4 FISCAL 2022 FINANCIAL HIGHLIGHTS
•Continued record growth in net revenue, reaching $45.5 million, the highest in the history of the Company, up 83% from $24.9 million in the same prior-year period and 19% from $38.1 million in Q3 Fiscal 2022.
•Adjusted EBITDA1 of $3.2 million, the third consecutive quarter of positive Adjusted EBITDA, compared to negative Adjusted EBITDA of $4.8 million in the same prior year period.
•Adjusted Gross Margin1 of $10.4 million or 23%, compared to $3.0 million or 12% in the same prior year period, reflecting improvements from increased efficiencies and higher sales volume.

FISCAL 2022 FINANCIAL HIGHLIGHTS
•Net revenue of $145.8 million, an increase of 84% over $79.2 million in Fiscal 2021.
•Adjusted EBITDA1 of $3.5 million, compared to a loss of $27.6 million in Fiscal 2021.
•Adjusted Gross Margin1 of $33.4 million or 23%, an increase of 837% over $3.6 million or 5% in Fiscal 2021.

SALES AND OPERATIONAL HIGHLIGHTS
•In Q4 Fiscal 2022, held #3 position among Canadian licensed producers with 8.2% market share compared to 7%, in the same prior-year period. In October, Organigram achieved the #2 market position.2
•According to OCS shipped sales data, Organigram achieved the #1 market position in Ontario since January, 2022 and maintained it throughout the balance of the fiscal year3.
•Organigram achieved the #1 market position in the Maritimes, since January 2022, until the end of the fiscal year3.
•Continues to hold #1 position in dried flower, the largest category of the Canadian cannabis market, the #3 market position nationally in gummies2 and the #1 position for hash in the Quebec market4.
•Introduced 18 SKUs in Q4 Fiscal 2022 for a total of 85 in market.
•Generated a 11% increase in yield per plant in Q4 Fiscal 2022, compared to the same prior year period, as a result of environment improvements which contributed to reduced cultivation costs of 23% in Fiscal 2022 versus Fiscal 2021 and provided additional flower to address growing consumer demand.
•In Q4 Fiscal 2022, completed 4C expansion at Moncton growing facility, increasing annual capacity from 45,000 kilograms at the end of Fiscal 2021 to 85,000 kilograms of dry flower at the end of fiscal 2022, which will drive further cost reductions through operating leverage.
•Shipped $6.0 million of high margin flower to Australia and Israel in Q4 Fiscal 2022. In Fiscal 2022, Organigram shipped $15.4 million of flower internationally, compared to $0.4 million in Fiscal 2021.
TORONTO, ON, November 28, 2022 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the fourth quarter and year ended August 31, 2022 (“Q4 Fiscal 2022” or "Fiscal 2022").

1 Adjusted gross margin and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Hifyre data extract from October 18, 2022
3 OCS wholesale sales and e-commerce orders shipped data: Q4 FY 22 and Provincial Boards Data: CNB, NSLC, PEILCC, Q4 FY ‘22
4 Weedcrawler, FY22

"In Fiscal 2022, our innovative product launches, comprehensive retail distribution, sales execution, and operational excellence helped Organigram become a leading consumer products company in the cannabis sector," said Beena Goldenberg, Chief Executive Officer. "During the year, we increased and optimized production to meet consumer demand, drove market share gains nationally and solidified our position as serious competitors in several new categories. In Fiscal 2023 we expect continued success as we build on the high recognition of our brands, our track record of innovation and our proven ability to execute.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q4-2022	Q4-2021[3]	% Change	Fiscal 2022	Fiscal 2021[3]	% Change
Gross revenue	65,657	36,182	81%	209,109	109,859	90%
Excise taxes	(20,177)	(11,317)	78%	(63,300)	(30,696)	106%
Net revenue	45,480	24,865	83%	145,809	79,163	84%
Cost of sales	36,718	25,867	42%	119,037	103,567	15%
Gross margin before fair value changes to biological assets & inventories sold	8,762	(1,002)	974%	26,772	(24,404)	210%
Realized loss on fair value on inventories sold and other inventory charges	(10,191)	(7,286)	40%	(35,204)	(35,721)	(1)%
Unrealized gain (loss) on changes in fair value of biological assets	15,677	11,639	35%	40,001	31,726	26%
Gross margin	14,248	3,351	325%	31,569	(28,399)	211%
Adjusted gross margin[1]	10,362	3,017	243%	33,390	3,563	837%
Adjusted gross margin %[1]	23%	12%	92%	23%	5%	360%
Selling (including marketing), general & administrative expenses[2]	15,657	12,415	26%	59,768	45,727	31%
Adjusted EBITDA[1]	3,232	(4,818)	167%	3,484	(27,643)	113%
Net loss	(6,144)	(25,971)	76%	(14,283)	(130,704)	89%
Net cash used in operating activities	(19,695)	(7,699)	156%	36,211	28,589	27%
1 Adjusted gross margin, adjusted gross margin % and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Excluding non-cash share-based compensation.
3 During Fiscal 2022, certain reclassifications have been made to the prior periods comparative figures to enhance comparability with the current period amounts, none of the reclassifications resulted in a change to net loss or shareholders' equity. See Note 29 of the Financial Statements.

Select Balance Sheet Metrics (in $000s)	AUGUST 31, 2022	AUGUST 31, 2021	% Change
Cash & short-term investments (excluding restricted cash)	98,607	183,555	(46)%
Biological assets & inventories	68,282	48,818	40%
Other current assets	54,734	28,242	94%
Accounts payable & accrued liabilities	40,864	18,952	116%
Current portion of long-term debt	80	80	—%
Working capital	166,338	234,349	(29)%
Property, plant & equipment	259,819	235,939	10%
Long-term debt	155	230	(33)%
Total assets	577,107	554,017	4%
Total liabilities	69,049	74,212	(7)%
Shareholders’ equity	508,058	479,805	6%

“We are pleased with record net revenue and the third consecutive quarter of positive Adjusted EBITDA achieved in Q4 Fiscal 2022. This is a reflection of our disciplined approach, the execution by our team and our success at integrating acquisitions,” added Derrick West, Chief Financial Officer. “We enter Fiscal 2023 well-capitalized and with a proven strategy to continue to generate shareholder value.”

Key Financial Results for the Fourth Quarter and Fiscal 2022

•Net revenue:
◦Compared to the prior period, net revenue increased 83% to $45.5 million, from $24.9 million in Q4 Fiscal 2021. The increase was primarily due to an increase in adult-use recreational revenue, partly offset by lower average net selling price (“ASP”) due to product mix and a decrease in medical revenue.
◦For Fiscal 2022, net revenue increased 84% to $145.8 million from $79.2 million in the previous year primarily due to an increase in recreational and international revenue, partially offset by a decrease in medical sales.

•Cost of sales:
◦Q4 Fiscal 2022 cost of sales increased to $36.7 million, from $25.9 million in Q4 Fiscal 2021, primarily as a result of the increase in sales volume in the adult-use recreational market.
◦For Fiscal 2022, cost of sales was $119.0 million, compared to $103.6 million in the previous year.

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Q4 Fiscal 2022 margin improved to $8.8 million from negative $1.0 million in Q4 Fiscal 2021.
◦In Fiscal 2022, margin improved to $26.8 million from negative $24.4 million in Fiscal 2021. Quarterly and annual improvement were both positively impacted by higher net revenue, lower cost of production and a reduction in inventory provisions and unabsorbed overhead costs.

•Adjusted gross margin5:
◦Q4 Fiscal 2022 adjusted gross margin was $10.4 million, or 23% of net revenue, compared to $3.0 million, or 12%, in Q4 Fiscal 2021.
◦In Fiscal 2022, adjusted gross margin was $33.4 million, or 23% of net revenue, compared to $3.6 million, or 5% in Fiscal 2021.
◦The improvement in quarterly and annual results was largely due to higher overall sales volumes and improved efficiency, net of the impact of a lower average selling price.

•Selling, general & administrative (SG&A) expenses:
◦Q4 Fiscal 2022 SG&A expenses increased to $15.7 million from $12.4 million in Q4 Fiscal 2021.
◦In Fiscal 2022, SG&A expenses increased to $59.8 million, compared to $45.7 million in Fiscal 2021.
◦Annual SG&A expenses as a percent of net revenue has decreased from 57.8% to 40.9%.
◦Both quarterly and annual increases were primarily due to acquisitions and the higher spend to support the growth in the business.

•Adjusted EBITDA6:
◦Q4 Fiscal 2022 Adjusted EBITDA was $3.2 million compared to negative $4.8 million in Q4 Fiscal 2021.
5 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.
6 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

◦Adjusted EBITDA was $3.5 million for Fiscal 2022, compared to negative $27.6 million in Fiscal 2021.
◦The improvement in quarterly and annual results is primarily attributable to the increase in adjusted gross margins due to the higher volume of products sold and lower production costs.

•Net loss:
◦Q4 Fiscal 2022 net loss was $6.1 million, compared to a net loss of $26.0 million in Q4 Fiscal 2021.
◦In Fiscal 2022, net loss was $14.3 million, compared to $130.7 million in Fiscal 2021.
◦The quarterly and annual decrease in net loss is primarily due to the increased revenues, lower production costs and a decrease in inventory provisions and unabsorbed overheads.

•Net cash used in operating activities:
◦Q4 Fiscal 2022 net cash used in operating activities was $19.7 million, compared to $7.7 million in Q4 Fiscal 2021.
◦In Fiscal 2022, net cash used in operating activities was $36.2 million, compared to $28.6 million in Fiscal 2021.
◦The year over year increase to cash used in operating activities is primarily due to the higher working capital needs resulting from the growth in revenues.

The following table reconciles the Company's Adjusted EBITDA to net income (loss).

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q4-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Net loss as reported	$(6,144)	$(25,971)	$(14,283)	$(130,704)
Add/(Deduct):
Financing costs, net of investment income	(364)	(286)	(1,058)	2,106
Income tax expense (recovery)	(299)	—	(88)	—
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	7,570	17,349	31,487	33,459
Impairment of intangible assets	—	1,701	—	1,701
Impairment of property, plant and equipment	2,245	—	4,245	—
Share of loss and impairment loss from loan receivable and investments in associates	528	4,162	1,614	6,363
Unrealized loss (gain) on changes in fair value of contingent consideration	317	3,392	(2,621)	3,558
Realized loss on fair value on inventories sold and other inventory charges	10,191	7,286	35,204	35,721
Unrealized (gain) loss on change in fair value of biological assets	(15,677)	(11,639)	(40,001)	(31,726)
Share-based compensation (per statement of cash flows)	2,809	1,150	5,127	3,896
COVID-19 related charges, net of government subsidies and insurance recoveries	—	(892)	(335)	(8,147)
Legal provisions	—	1,050	(310)	2,750
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities	(3,415)	(6,001)	(32,650)	29,828
Incremental fair value component of inventories sold from acquisitions	—	—	1,363	—
ERP implementation costs	1,793	—	3,203	—
Transaction costs	(188)	—	2,384	—
Provisions and impairment of inventories and biological assets and provisions of inventory to net realizable value	1,600	2,619	4,546	19,904
Research and development expenditures, net of depreciation	2,266	1,262	5,657	3,648
Adjusted EBITDA	$3,232	$(4,818)	$3,484	$(27,643)

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q4-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Net revenue	$45,480	$24,865	$145,809	$79,163
Cost of sales before adjustments	35,118	21,848	112,419	75,600
Adjusted Gross margin	10,362	3,017	33,390	3,563
Adjusted Gross margin %	23%	12%	23%	5%
Less:
Provisions (recoveries) and impairment of inventories and biological assets	1,600	1,997	4,048	15,039
Provisions to net realizable value	—	622	498	4,865
Incremental fair value component on inventories sold from acquisitions	—	—	1,363
Unabsorbed overhead	—	1,400	709	8,063
Gross margin before fair value adjustments	8,762	(1,002)	26,772	(24,404)
Gross margin % (before fair value adjustments)	19%	(4)%	18%	(31)%
Add/(Deduct):
Realized loss on fair value on inventories sold and other inventory charges	(10,191)	(7,286)	35,204	35,721
Unrealized gain on changes in fair value of biological assets	15,677	11,639	(40,001)	(31,726)
Gross margin	14,248	3,351	21,975	(20,409)
Gross margin %	31%	13%	15%	(26)%

Canadian Recreational Market Introductions

SHRED Dankmeister XL Bong Blends
•Launched in July 2022, SHRED Dankmeister is a new offering in the popular SHRED milled flower line up that provides a coarser grind to suit bong and pipe smokers.

Sour Blue Razzberry
•An addition to the SHRED'ems gummy line in an electrifying sour raspberry flavour with a 2:1 ratio of CBD to THC. There are now eight SHRED'ems SKUs in market.

Holy Mountain
•Launched subsequent to quarter-end, HOLY MOUNTAIN, the Company’s newest value brand, features an initial lineup of dried flower strains along with value pressed hash. With the introduction of HOLY MOUNTAIN, Organigram now offers value-priced flower in an expanded range of sizes, starting with 3.5 gram offerings at launch.
Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•The Organigram and BAT CoE has completed all key spaces including the R&D Laboratories, enhanced Analytics, Quality Assurance and Control laboratory, GPP production space, Sensory Testing Laboratory and state-of-the-art Biolab for advanced plant science research. The CoE has undertaken initial stage development and safety studies on first generation edibles and novel beverages as part of its work. As part of the development, the CoE has created and assessed numerous delivery systems and created over 60 unique formulations to develop differentiated products in the future.

Plant Science, Breeding and Genomics R&D in Moncton
•Organigram’s cultivation program; a key strategic advantage for the Company has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20-30 unique cultivars every two months while freeing up rooms for commercial grow. The Plant Science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging the newly commissioned Biolab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline.

International

•In Fiscal Q4 2022, the Company completed three international shipments totaling $6.0 million to Israel and Australia. In Fiscal 2022, seven international shipments were made for total shipped sales of $15.4 million.
•Recent political changes and cannabis election ballot initiatives for medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. The Company continues to monitor and develop a potential U.S. entry strategy that could include THC, CBD and other minor cannabinoids. The Company is also monitoring recreational legalization opportunities in European jurisdictions based on the size of the addressable market and recent regulatory changes with a particular focus on Germany.

Liquidity and Capital Resources

•On August 31, 2022, the Company had unrestricted cash and short-term investments balance of $99 million compared to $184 million at August 31, 2021. The decrease in cash of $85 million was the result of the following: $49 million invested in capital expenditures across three facilities, $8 million in cash consideration towards the acquisition of Laurentian Organics Inc. ("Laurentian"), $3 million investment into Hyasynth Biologicals with the balance related to supporting the increase in the working capital assets.
•For Fiscal 2022 the Company has budgeted $29 million in capital expenditures for the three facilities. This spend would relate to the completion of the expansion at the Laurentian operations and also include automation investments at the Winnipeg edibles and Moncton flower facilities.
•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

Capital Structure

in $000s	AUGUST 31, 2022	AUGUST 31, 2021
Current and long-term debt	235	310
Shareholders’ equity	508,058	479,805
Total debt and shareholders’ equity	508,293	480,115
in 000s
Outstanding common shares	313,816	298,786
Options	11,051	7,797
Warrants	16,944	16,944
Top-up rights	7,590	6,559
Restricted share units	2,346	1,186
Performance share units	265	472
Total fully-diluted shares	352,012	331,744

Outstanding basic and fully diluted share count as at November 28, 2022 is as follows:

in 000s	NOVEMBER 28, 2022
Outstanding common shares	313,857
Options	11,998
Warrants	16,944
Top-up rights	8,393
Restricted share units	3,797
Performance share units	1,103
Total fully-diluted shares	356,092

Outlook7

Net revenue
•Organigram currently expects Fiscal 2023 revenue to be higher than that of Fiscal 2022. This expectation is largely due to ongoing sales momentum, stronger forecasted market growth, the Company's expanded product line in multiple segments, greater capacity to meet demand at the Moncton Campus, increased throughput at the Winnipeg facility and contributions from the Lac-Supérieur facility.
•In addition, the anticipated continuation of shipments to Canndoc in Israel and Cannatrek and Medcan in Australia is expected to generate higher sequential revenue in Fiscal 2023 as compared to Fiscal 2022. The Company believes it is better equipped to fulfill demand in Fiscal 2023 with larger harvests expected compared to Fiscal 2022. In addition, on November 17, 2022, the Company entered into a new multi-year agreement with Canndoc that contemplates shipping up to 20,000 kilograms of dried flower.

Adjusted gross margins8
•The Company expects to see an improvement in adjusted gross margins in Fiscal 2023 and has put measures in place that it expects will further improve margins over time.
•The overall level of Fiscal 2023 adjusted gross margins versus Fiscal 2022 will also be dependent on other factors, including product category and brand sales mix.
•Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:
◦Economies of scale and efficiencies gained as a result of moving from an annual capacity of 45,000 to 85,000 kilograms of dry flower at the Moncton facility, in addition to enhanced growing and harvesting methodologies, and design and environmental improvements, which have resulted in higher-quality flower and improved yields;
◦Expansion of the Lac-Supérieur facility which is expected to increase capacity for annual hash production from 1 million to over 2 million units;
◦Continued investment in automation at all three sites, which will drive cost efficiencies and reduce dependence on manual labor;
◦Revitalization of the Edison brand, including product innovation, packaging and post harvest processing and increased investment in building brand equity within the premium segment, geared toward securing higher margins;
7 The disclosure in this section is subject to the risk factors referenced in the “Risk Factors” section of the Company’s Q4 Fiscal 2022 MD&A, which is available in the Company's profile at www.sedar.com. Without limiting the generality of the foregoing, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of fourth quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of the Company’s Fiscal 2022 MD&A.
8 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.

◦Additional innovative product launches to support other key brands: SHRED, Monjour, Holy Mountain and Tremblant to create new potential avenues for growth; and
◦Full-year margin contribution from the Laurentian acquisition.

Adjusted EBITDA
•The Company expects significant growth in Adjusted EBITDA in Fiscal 2023 over Fiscal 2022.

Cash flow
•The Company expects to have positive cash flows from operating activities during Fiscal 2023 and positive free cash flows ("FCF") during calendar 2023.

Fourth Quarter and Full Year Fiscal 2022 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    November 29, 2022
Time:    8:00 am Eastern Time
To register for the conference call, please use this link:
https://conferencingportals.com/event/RUyBPhzX

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/926817268

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin and Adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss from investments in associates and impairment loss from loan receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities;

expenditures incurred in connection with research & development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; transaction costs; and share issuance costs. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility and equipment, most of which is related to non-cash depreciation expense. Management believes that this measure provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to Adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 4 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 5 of this press release is a reconciliation to such measure.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, Adjusted EBITDA and net revenue in Fiscal 2023 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC and Laurentian; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd., Cannatrek Ltd. and Medcan; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: the heightened uncertainty as a result of COVID-19, including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; timing of new retail store openings being inconsistent with preliminary expectations; changes in governmental plans including those related to methods of distribution and timing and launch of retail stores; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated November 28, 2022 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:
investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca